SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14 January 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 31 December 2010
99.2	Blocklisting interim Review dated 04 January 2011
99.3	Blocklisting Application dated 07 January 2011

Exhibit No: 99.1

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 31 December 2010, InterContinental Hotels Group PLC's issued share capital consists of 289,472,651 ordinary shares of 13 29/47 pence each with voting rights.  The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is 289,472,651.

The above figure, 289,472,651, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Catherine Springett
Deputy Company Secretary
31 December 2010

Exhibit No: 99.2

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris
.

Date:
4 January 2011

Name of applicant :		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Executive Share Option Plan
Period of return:	From:	1 July 2010	To:	31 December 2010
Balance of unallotted securities under scheme(s) from previous return:		902,408
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		360,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		769,890
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		492,518

Name of contact:	Catherine Springett
Telephone number of contact:	01895 512 000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris
.

Date:
4 January 2011

Name of applicant :		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Sharesave Plan
Period of return:	From:	1 July 2010	To:	31 December 2010
Balance of unallotted securities under scheme(s) from previous return:		1,299,652
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,299,652

Name of contact:	Catherine Springett
Telephone number of contact:	01895 512 000

Exhibit No: 99.3

7 January 2011

InterContinental Hotels Group PLC

Blocklisting Application

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 150,000 Ordinary shares of 13 29/47 pence each under the Executive Share Option Plan, to trade on The London Stock Exchange and to be admitted to The Official List. The shares shall rank equally with the existing issued shares of the Company.

Catherine Springett
Deputy Company Secretary
7 January 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	14 January 2011